Filed by BB&T Corporation

Commission File No. 001-10853

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: National Penn Bancshares, Inc.

Commission File No. 000-22537-01

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BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

EVENT DATE/TIME: AUGUST 18, 2015 / 12:00PM GMT

OVERVIEW: Co. announced that it entered into a definitive agreement to acquire National Penn for total consideration valued at approx. $1.8b.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

CORPORATE PARTICIPANTS

Alan Greer BB&T Corporation - IR

Kelly King BB&T Corporation - Chairman and CEO

Daryl Bible BB&T Corporation - CFO

Chris Henson BB&T Corporation - COO

CONFERENCE CALL PARTICIPANTS

Ken Houston Jefferies & Co. - Analyst

Mike Mayo CLSA Limited - Analyst

John Pancari Evercore ISI - Analyst

Jack Micenko Susquehanna Financial Group - Analyst

Jason Goldberg Barclays Capital - Analyst

Gerard Cassidy RBC Capital Markets - Analyst

Matt Burnell Wells Fargo Securities, LLC - Analyst

Andrew Schenker Morgan Stanley - Analyst

Vivek Juneja JPMorgan - Analyst

Geoffrey Elliot Autonomous Research - Analyst

PRESENTATION

Operator

Greetings, ladies and gentlemen, and welcome to the BB&T Corporation to acquire National Penn Bancshares conference call.

(Operator Instructions)

As a reminder, this event is being recorded. It is now my pleasure to introduce your host, Alan Greer of Investor Relations for BB&T Corporation. Please go ahead.

Alan Greer - BB&T Corporation - IR

Thank you, Anthony, and good morning, everyone. Thank you to all of our listeners for joining us today. The acquisition of National Penn is an exciting transaction for BB&T. Here to discuss its strategic importance and acquisition criteria we have with us Kelly King, our Chairman and Chief Executive Officer. Also to participate in the Q&A session that will follow Kelly’s remarks, we have Chris Henson, our Chief Operating Officer; Ricky Brown, the President of Community Banking; Daryl Bible, our Chief Financial Officer; and Clarke Starnes, our Chief Risk Officer. We will be referencing a slide presentation during our comments today. A copy of the presentation is available on the BB&T website.

Before we begin, let me remind you that BB&T does not provide public earnings predictions or forecasts; however there may be statements made during the course of this call that express management’s intentions, beliefs, or expectations. BB&T’s actual results may differ materially from those contemplated by these forward-looking statements. I’ll refer you to the forward-looking cautionary statements in our presentation and in our SEC filings. And with that, I will turn the call over to Kelly.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

Kelly King - BB&T Corporation - Chairman and CEO

Thank you, Alan. Good morning, everybody, and thank you for joining our call. We’re very excited this morning about our combination with National Penn. This is a tremendous opportunity for us to strength our Pennsylvania franchise, but also to continue to build a scale that’s necessary to operate efficiently and with high quality. So it’s a really good strategic move.

It’s very compelling. Obviously a nice expansion in our mid-Atlantic region. Leaves us a number four pro forma market share in Pennsylvania, and of course it’s very, very synergistic with our recently announced and closed acquisition with Susquehanna, which is another outstanding Pennsylvania institution. It meets all of our acquisition criteria, so it’s financially attractive. It’s approximately $1.8 billion in aggregate deal value. It is EPS accretive in the first full year, excluding merger charges, and it does exceed our internal return requirements. It is a compelling use of capital. As you know, we had approved in our capital plan for this year, $820 million of buybacks and/or acquisitions. And in this case, will be using about $410 million of the $820 million as part of the consideration for this, which makes a very attractive for our shareholders.

It’s a really nice expansion in Eastern Pennsylvania, Philadelphia market. I would point out that we are very well prepared to successfully execute on this. As you know, we have a long-standing history of acquisitions and successful integrations. We have done over 80 in the last 30 or so years, and so, we’re very accustomed to doing these. And we do it at a very measured pace. I know it may seem like a lot here, all of sudden recently, but it’s a very measured pace. We’re basically trying to do about two a year, and that’s about the way this is working out. We’ve done extensive due diligence with regard to this. We’ve had over 150 BB&T Associates involved for several weeks into due diligence. This is a really squeaky clean Company. It’s extremely well managed. We expect absolutely no difficulties with regard to this combination.

It’s going to be a really nice integration, because there is a really tight cultural fit between National Penn and BB&T. I’ve gotten to know Scott Fainor, their CEO, very well over the last couple of years in some various industry-affiliated activities that we are involved in. And the more I’ve gotten to know him and his team, I can tell you that it’s a very experienced management team with deep knowledge. Importantly, Scott, with over 30 years of leadership service in the Pennsylvania market, will be a Group Executive for us, having responsibility for our Pennsylvania regions and Maryland and Washington, DC area. And he’s bringing along his very experienced successful group executives, most of whom have large bank experience. And now they have had some small bank experience, so they’re extremely well-rounded. We’re excited about having Sandy Bodnyk head up a group credit operation force. Dave Kennedy will be our new regional president in Allentown, and Sean Kehoe will join our legal team in a very experienced position. Not only do we get a very experienced long-term CEO to lead our group in that area, but also a very strong team to join him.

If you are joining in the slide presentation, I am on slide 4. Some key transaction terms. [As I said] is $1.8 billion in aggregate consideration, $13 per common share. That is about 16 times 2016 street earnings, so it’s very moderately priced with regard to earnings. It’s a little high with regard to tangible book at 2.2, but [escrow], this is just a really high performance, high earnings Company. It is structured with 70% stock, 30% cash. The Nat Penn holders can elect whatever portion of cash they prefer, but at the end, it will be proportionalized so that we end up with 30% cash and 70% stock, and of course the stock portion will be tax-free. We will have $65 million in full-time — fully phased-in pretax cost savings, which is about 30% of National Penn’s expense base. We have been very thorough in projecting that; we don’t just [swag] any number. We go in all of our execs, take ownership of the areas. They have identified these savings with the support of our National Penn partners. This is not just a number we pulled out; we feel like it’s conservative and can be accomplished.

Remember that there is overlap in this case; we’ll probably consolidate around 25 or so locations so that helps drive the savings. And so we think it’s very attainable. We will have merger and integration costs by $100 million pretax, which is very reasonable relative to the run-rate savings. We will have a credit mark of about 3% that we judge to be conservative, but we try to be conservative in these deals. We would rather be conservative and beat it than not be conservative and miss it. We feel really good about the credit mark. We do expect to close this in mid-2016. Of course, this is subject to National Penn’s shareholder approval and all the other customary and regulatory approvals. I would point out to you, that we’ve had extensive discussions with our regulators, and they are very well informed with regard to this proposed transaction.

If you will look at page 5, just a little color with regard to the nice combination of how Susquehanna and National Penn combines. It’s almost a hand-in-glove type of fit. It does move us from number seven BB&T, number nine National Penn, up to number four, a strong number four position in the Pennsylvania market. And of course as you know, the Pennsylvania market is a very strong and large market. I call your attention to the boxes at the bottom, in terms of the combined market shares, where we are really number one or number two in most of the markets. We are in the number 13 position in Philadelphia proper, but with the counties around it, we’re in a much stronger position in the greater Philadelphia market. Overall, really good market positioning, and still plenty of really good opportunity, particularly in Philadelphia proper. So we feel good about the combined franchise.

If you’ll look at page 6, in terms of National Penn’s revenue, this is a very good, clean, straightforward commercial retail bank. They have about 74% of their business is in net interest income. And so, that does give us a lot of opportunity, frankly, in terms of expanding their fee income business. They have solid fee income business, but it’s not as high as BB&T’s. Our fee-income ratio is about 46%, so this is one of the attractive aspects of this. They have really well-grounded foundation long-term standing in the community. Recall that this bank started in 1874, just a couple of years after BB&T started in 1872. They have great deep roots in terms of relationships, which we will be able to lever as we bring our more robust product line to them.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

They do have a nice wealth management been called National Penn Wealth Management. They have $2.6 billion in assets under management. They offer private banking services for high net worth individuals. We’ll be able to build that really naturally into our wealth management private banking strategies. They have a nice insurance operation called National Penn Insurance Services Group with 11,000 customers. Interestingly, they are the top 20th bank-owned insurance brokerage firm in the country, with $13 million in revenue. So again, that will fit very nicely into our insurance operation. We will get some synergies there, but mostly have lots of opportunities in the future. So the revenue opportunities for this combination is very, very attractive.

If you look at slide 7, just to put our recent acquisitions in perspective, recall that we did two acquisitions or tranches of branches in Texas from Citibank. They have both closed, been converted, going very, very well. We created two regions in Texas, very consistent with our long-term community banking structure. We recently closed and converted our acquisition and North Kentucky and metro Cincinnati area. That’s going extremely well. I was there just a couple of weeks ago for our first all-day regional visit, and you would have thought that they had been a part of the bank for 10 years. They are already off and running extremely well. Of course, we closed recently the Susquehanna acquisition and we accreted three regions there with three existing long-term Susquehanna regional presidents running those regions. Now we are adding one in Allentown with a long-term experience, National Penn.

So you see, we are very fortunate to have really long-term market players driving these regions. And of course, was Scott as the Group Executive supporting them, it’s just a really, really good situation in terms of market presence. But also, the ability to [market] integrate. Scott is very, very familiar with Susquehanna. He and Bill Reuter, who’s the CEO of Susquehanna, have been very close over the years. They lots of common knowledge, lots of common interest in business activities. And so this is a merger that’s really, really very attractive and is going to be relatively easy to execute, not that anything’s ever easy, but it will be relatively easy. We feel great about how that fits in. A little more color with regard to that on slide 8.

We’ve said to you consistently for seven or eight years how important diversification is. We said you should expect to see us do mergers and organic growth activities in large markets, small markets, rural markets, metro markets, fast-growing markets, slower growing markets, high net worth markets, not as high net worth markets. All of that is by design. It’s served us very well through the great recession; it continues to serve us very well. And as you see on slide 8, you will see this is just more of the same. Philadelphia is large, Allentown is midsize, Lancaster is midsize, and you can see that generally, they have a little slower growth rates than some markets like Dallas or Washington. But high-end, very high median household incomes and so you get a lot of long-term wealth in those markets, which is excellent for us. So you trade off a little bit of growth in those markets for the long-term established wealth that is available for us.

And then into other markets, we have faster growth rates in some cases, it’s not as high a level of income. Fortunately in somewhere like Dallas you get both, you get fast growth rates and higher income. But all of it fits together very, very nicely, and we really like this combination. If you could have set out seven or eight years ago and laid out some strategic plan and made it exactly the way you wanted it, this has been about as close as I could have possibly projected it, in terms of how it’s happened.

The key, of course, to all of this is execution, which is all of our community bank model. So if you look at slide 9, we’ve said repeatedly over 30 years, our community banking model, which Ricky Brown drives, is our key to our success. It’s designed, as you know, to focus on collaboration, integration, local visible leadership; that’s why I’m so excited about these local regional presidents. Local decision-making, knowing your client, making sure that we focus on the voice of the client, that’s why it’s important to have local leadership. Partnering across the bank, our integrated relationship process we call IRM, allows us to naturally from day one start penetrating the needs of our clients across all of our fee-income businesses, and so that is exactly the way it has worked out.

That’s the way it’s working out in Texas and Kentucky, already off to a great start in Susquehanna. We’ve been working Susquehanna now for a year or more, and so it’s not like it just started a few weeks ago when we closed. We are well along the way in terms of Ricky and his team working with the team up there. And, as I say, when you travel up there today, it’s not like they’ve been with us 20 years, but it’s not like it’s been just a little more than a year. We’re really good at this, I say, not in a braggadocious way, but just in an assuring of confidence way, we know how to work hard on this. It is hard work, but our people do it really, really well.

I would then call your attention to slide 10, just to make the point that you’ve heard me say many times before. Overarching all of this is the long-term culture of BB&T. BB&T’s culture is nonnegotiable. That’s about our vision, our mission, and our values. I will tell you that one of the things that attracted me to National Penn and discussions with Scott and the general reputation of this organization is their culture is almost tit-for-tat just like our culture. This Company looks exactly like BB&T and Susquehanna as well. So while it’s three companies coming together in a fairly short period of time, it’s three that are very, very, very common in looks and culture, and style. And so you’ll see this fold together very, very naturally. And with Scott’s leadership, I think it will go extremely well.

And then finally, I call your attention to slide 11, just to share some recent recognitions that prove the point that our strategy works. Keynote Magazine recognized us recently as the best overall customer experience in retail banking websites, third straight year, by the way. We were recently listed by Bloomberg as one of the strongest top 15 banks globally, and one of only three in the United States. So we were very, very proud of that. TNS recognized as outstanding awards in commercial banking. Greenwich continues to give us outstanding recognitions; last year we got 22 regional and national awards in small business and middle market commercial business. Retirement income, our institutional services area, you’ve got 33 best-in-class awards. And the one that I would call out as being really more important than any of these long term is that Training Magazine ranked us as number one among banks and number 13 in their top 125 list of best training and educational institutions. And so, we feel really good about our ability to train and educate our folks to execute on our quality service model.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

Finally, on page 12, just to summarize, again it’s very, very exciting. It’s been a nice build out of our mid-Atlantic markets. Solidifies our position in Pennsylvania with a fantastic market, number four market share, compatible culture, compatible community banking model. Excellent combination in terms of synergies with Susquehanna and National Penn. Value accretive to our shareholders short term and long term, consistent with all of our acquisition criteria. Community banking model will drive the success, and we’re already off to a good start with that, and Susquehanna; we will be moving quickly with regard to National Penn. Culture has been and will continue to be a critical part of all of our acquisitions, and of course that is built around, as I’ve said, the fact that our vision, mission, and values are nonnegotiable.

I would point out to you in closing, before we go to questions, that we have been pretty busy lately. And this is our third Bank acquisition in a fairly — relatively short period of time. And so you can expect to see us take a bit of a pause now and be tightly focused on executing on these acquisitions. They are outstanding, huge opportunities for our shareholders and so, we’re not going to take any risk around execution. But if you don’t execute well, then you don’t get the benefits. And so we’re going to take a pause in terms of bank acquisitions for a while now and focus on executing on these acquisitions, which we’re very excited about and we believe will generate very good long-term returns to our shareholders.

So Alan, let me stop now and turn it back to you.

Alan Greer - BB&T Corporation - IR

Thank you, Kelly. Anthony, at this time, if you would come back on the line and explain how our participants can ask questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Ken Houston, Jefferies.

Ken Houston - Jefferies & Co. - Analyst

Thank you, good morning guys. I was wondering if you could fill us in a little bit on some of the numbers behind — can you talk a little bit about any tangible book and capital CET-1 dilution, first of all?

Daryl Bible - BB&T Corporation - CFO

Yes, Ken. This is Daryl. What I would want to emphasize on this transaction, if you look at their earnings estimates for 2016, we are buying it at a 16 multiple. When you factor in 30% cost saves, that brings the multiple down to 11. And then if you look at a strong capital that National Penn has they’re at over 12% common equity tier one; if you factor that in, that’s well over $100 million. That gets the multiple down under 10. So we think that we are buying their earnings stream at a very reasonable price.

Ken Houston - Jefferies & Co. - Analyst

Okay. But, no — is there explicit numbers you can give us on TBV and CET-1 for BB&T?

Daryl Bible - BB&T Corporation - CFO

So when we model this transaction, assuming it was 100% stock transaction, so no cash. You actually have tangible book solution of around 1%. If you do an earn back versus those numbers, it’s a little bit less than five years; we think that’s a very reasonable period for the earn back. Now that we put 30% cash in the transaction, that in essence is using two quarters of our repurchase, as Kelly said. So our repurchase goes down $410 million. Each $200 million of our repurchase added about $0.02 on an earnings-per-share basis. So this deal is accretive on an all stock deal, $0.02. And then when you add in the 30% cash, which is basically two quarters of repurchase, you can do the math, but it is very accretive.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

Ken Houston - Jefferies & Co. - Analyst

All right, so the cash makes it, obviously, more accretive because there are less stock, but that overwhelms — that’s more than overwhelming the loss of the buyback?

Daryl Bible - BB&T Corporation - CFO

Yes. Compared to a buyback, this is definitely better than a buyback. It’s a great institution, as Kelly said, it’s a great earning stream, so we’re very optimistic about it. But the combination of all that really fits together great.

Ken Houston - Jefferies & Co.- Analyst

Okay, and my second question is just on the buyback then, so the having it is turning it off for the next two quarters effectively? And then would you look to turn it back on either after the vote or after close? And then also what does it mean for next year [secar], might be too early but I know we’re getting that question ready?

Daryl Bible - BB&T Corporation - CFO

Yes, I think the way we think about it Ken is that we are basically committing half our buyback with this transaction, so you won’t see us have a repurchase for the third and fourth quarter of this year. Assuming, nothing else goes on, then you would see us hit our — start our repurchase in the first quarter of next year. This transaction allows us still to our capital targets with secor 15, just by adjusting with the buyback [sell]. Overall, this fits really well with our capital plan that we submitted.

Kelly King - BB&T Corporation - Chairman and CEO

And then, Ken, obviously, it’s too early to have any specific numbers with regard to 2016, but with the kind of profitability we have and the [caliber of] generation we have, you could expect 2016 probably to look like 2015 where we’ll have excess capacity for buybacks and/or acquisitions. And we always are going top prioritize our capital utilization, as we’ve said, consistently in terms of organic growth, dividends, M&A, and buybacks. But, sometimes it works out for all of them. In this case, it’s really a combination if you think about it, this is a combination of M&A and buybacks, which is a very efficient way to do it. And, so that would be probably what you would expect as you look into 2016.

Ken Houston - Jefferies & Co. - Analyst

Understood. Thank you guys.

Daryl Bible - BB&T Corporation - CFO

Thank you.

Operator

Mike Mayo, CLSA.

Mike Mayo - CLSA Limited - Analyst

Hi. Kelly, you talked about fishing on the side of the boat where there’s fish; you caught another fish on the same side of the boat. How was this process conducted? Was it just a one-on-one negotiated? Was it a bid? And if you can elaborate more on the slower growth aspect on Pennsylvania’s. You mentioned it’s not as fast as Washington DC, or Dallas. And what’s the performance like in your slower growth markets versus your faster growth markets? In other words, you can’t have it both ways. Like, hey, BB&T has a great footprint in fast growing markets, and now this is your second acquisition in a slower growing market.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

Kelly King - BB&T Corporation - Chairman and CEO

Yes, so Mike, the fishing analogy is still a good one. It’s hard to know exactly which side of the boat the fish are on, but when you’ve been around 43 years like me, you get some experience in fishing. So we are glad that we were able to find a great one on that side of the boat. So, what we’re really trying to do is we’re trying to keep orchestrating, it’s not a perfect science, but we’re trying to orchestrate these acquisitions so that we will continually keeping diversification around the nature of the markets, which includes the wealth factor and the growth factor. And so — and that combined with the fact that wherever you go, you want to have large scale and density, as you know, matters a lot. So when we decided to go to Pennsylvania, which is a very contiguous part of our markets, it’s the third most popular state in our area. If you went to a really slow, really tiny little area, that wouldn’t make much sense. But when you go to a really large state, one of the largest in the country, with one of the largest NSAs in the country in Philadelphia, and you go in and you can immediately within two years become the fourth largest bank; then all of a sudden, you go to a place where you have the skill to be able to execute on a large still existing business. It’s growing; it’s just not growing as fast.

But keep in mind, and you know this well, Mike, but a lot of people get enamored with this fast-growth markets and these fast-growth markets are really exciting until they are not growing real fast anymore and they start tanking in the middle of a big correction. We have been through that, and so we like a lot of comfort of the slower growth, because they’re not nearly as likely to bust in the boom times. They don’t boom in their boom times, but they don’t bust in the bad times. So we’ve got some boomers and we’ve got some ones that won’t bust, and that works together really, really well for us. And, I think the proof is in the pudding in what we just did through the last recession. I think it will work that well way for us in the future.

Mike Mayo - CLSA Limited - Analyst

And then one follow-up. You mentioned growth, wealth, and I would add competition. How is the competitive environment in Pennsylvania? I guess PNC has expanded down south and you’re expanding more in their headquarter state. How is competition in Pennsylvania?

Kelly King - BB&T Corporation - Chairman and CEO

It’s very similar to where we compete everywhere else. We will be heads up against PNC and Wells Fargo and PNC. Although, PNC is — we’re not over there in their home territory. And so, we think that the competition we’ll see there, based on what we’ve already seen with Susquehanna is exactly what we see in other parts of our market. So, no better, no worse about the same. And to be honest, Mike, we like it when you compete with good companies like PNC and Wells Fargo. If you give us good rational competition out here every day, we feel great because then it gets down to execution. Truth is, everybody has about the same general strategies, and it gets down to who executes the best. And I think our track record shows that we execute very well.

Mike Mayo - CLSA Limited - Analyst

All right. Thank you.

Operator

John Pancari, Evercore ISI.

John Pancari - Evercore ISI - Analyst

Good morning.

Kelly King - BB&T Corporation - Chairman and CEO

Good morning.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

John Pancari - Evercore ISI - Analyst

Just regarding the accretion again, I just want to clarify, with the 70% stock, 30% cash, 30% cost saves, you mentioned nicely accretive. What does that come out to? Is that — are you talking 2% to 3%? I just want to be able to get what you’re viewing as the actual accretion from this deal?

Daryl Bible - BB&T Corporation - CFO

So John, if you looked at it on an all-stock basis, the deal is accretive $0.02. If you factor in the 30% cash, which is in essence two quarters of a repurchase program, each quarter of our repurchase programs added about $0.02.

John Pancari - Evercore ISI - Analyst

Right. Okay. I’m just trying to clarify exactly what that interprets in to. By my math, it is still low single-digit percentage accretion, but I just want to make sure that’s consistent with what you mentioned, because you mentioned nicely accretive.

Daryl Bible - BB&T Corporation - CFO

So if you factor the two together, it’s close to 3% in the first full year.

John Pancari - Evercore ISI - Analyst

Yes, okay. All right, and then in terms of the timeline for the expected cost saves, can you just give us a little bit of color around the expectation there?

Daryl Bible - BB&T Corporation - CFO

Yes, we usually model that we get about half of it in the first year and half the second year. A lot of times we do better than that, but that’s what we put into the model and load out there. And each deal is a little bit different in how it plays out, but we put pretty conservative estimates in our models when we run them.

John Pancari - Evercore ISI - Analyst

Okay. All right, and then lastly, Kelly, I know you had indicated that you expect a bit of a pause. I know this might be nitpicking, but just trying to understand how do you define pause? How long of a time frame should we be thinking here?

Kelly King - BB&T Corporation - Chairman and CEO

As soon as I decide what that is, you will be the first to know.

John Pancari - Evercore ISI - Analyst

All right.

Kelly King - BB&T Corporation - Chairman and CEO

The truth is I don’t have an exact date on that. But here’s the concept. So, the way these work, we announced Susquehanna a year ago. We closed it several weeks ago. We will convert it probably in November. So by the time we get to converting National Penn, it will be about a year, stretching it out, nine months to a year kind of a part. And so if we were to announce another one say, in two or three months, we would end up having to close it and be a long time out before we converted it and we don’t like to do that. So part of it is you don’t want to have an institution that you announce one day and it hangs out there a long time before you convert it. But the most important part is we want to stay tightly focused on executing on what we just announced. And so, if I had to guess what pause means, I would guess it means 6 to 12 months, but it’s not five years and it’s not 90 days.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

John Pancari - Evercore ISI - Analyst

Got it. All right, thank you.

Operator

Jack Micenko, Susquehanna International Group.

Jack Micenko - Susquehanna Financial Group - Analyst

Good morning. On the $100 million in merger costs, assuming a mid-year 2016 closing, should we think about that evenly spread over the back half 2016? Or, like, the cost savings is that also more drawn out into the second year? How should we think about putting that in the model?

Daryl Bible - BB&T Corporation - CFO

Yes, typically the bulk of the one-time costs come when the conversion occurs. Right now, if we had to guess on when this conversion would occur, it would probably be mid-year, so June, July, timeframe. So I would say our $100 million will be heavy second, third quarter next year will be my best guess from what I know today.

Jack Micenko - Susquehanna Financial Group - Analyst

Okay great. And then, looking at the market and opportunity obviously, they’ve got a lower fee income mix, but a lot of the same businesses. Kelly, could you force rank how you think about the opportunity? Is it balance sheet growth in new products? Is it really getting that fee income number up to something comparable to BB&T? How do you think about the first year or two where the revenue potential lies more?

Kelly King - BB&T Corporation - Chairman and CEO

Yes, let me give a general answer, and then I will ask Chris Henson to give you little more detail on that. So because they have a good foundation in, for example, wealth management and insurance, but their offerings are not nearly as robust as ours, those are two cases where you expect to accelerate their revenue immediately, simply because you’ve got people on the ground. They’re used to doing it, they’re used to selling it. We just give them more arrows in their quiver. So that will move very quickly. Other areas, investment products and things that we have that we sell, our broader credit line offerings. All that again, you are selling them through people that are very comfortable selling those products, so there is not a big ramp-up time in terms of learning. So frankly, I think the whole fee income area will move up quickly, because they have really good people on the ground. They know what to do, they just haven’t had the products. We will have the products, and so it will move fast. We didn’t model it getting up to BB&T’s 46% like in two years or something. But I think we modeled, Daryl, that within a couple years it would get up to 30% or something like that.

Daryl Bible - BB&T Corporation - CFO

I think we get to the mid-30s in a five-year time frame, here again, very conservative estimate.

Kelly King - BB&T Corporation - Chairman and CEO

But in all honesty, we could get much closer to the BB&T level within a five-year period. What do you think, Chris?

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

Chris Henson - BB&T Corporation - COO

Yes, again this is Chris. I think that’s exactly right. One thing to remember about both Susquehanna and National Penn that’s different from most acquisitions is they come to us with a foundation; they have insurance agencies. That’s atypical from what we would normally acquire, so we have combined, about $25 million in revenue between the two and it gives us a platform actually to start bringing our specialized products in, like assurity products, any specialty that we offer in insurance, plus we have — we can bring life insurance to them day one that they don’t really have the opportunity to offer today. So there are new lines that we have. We will also likely have to go to that market and build out a little bit more in terms of an insurance franchise. So it’s possible we could do an acquisition in that market in a reasonable period of time. So insurance is a great opportunity for us to both immediately begin to cross-sell existing products and bolt-on additional opportunity later, in terms of capacity.

Wealth, as Kelly said, is another great opportunity. They have in these markets, very large incomes in terms of household incomes, so it provides a real upside we think. And we’ll be able to bring our lending platform to them right away, which will be a — we think a really nice start. Plus, if you’ll recall, we have (inaudible) capital of about $50 billion in assets under management. They have, in both cases, Susquehanna and National Penn, asset management companies, we’ll be able to bring our product array to them that hopefully will help them be able to penetrate their distribution, which is another really nice opportunity. So, I think those would be the two I would highlight and really good opportunities for us to scale up pretty quickly.

Jack Micenko - Susquehanna Financial Group - Analyst

Okay. Thank you, good luck.

Daryl Bible - BB&T Corporation - CFO

Thank you.

Operator

Jason Goldberg, Barclays

Jason Goldberg - Barclays Capital - Analyst

Thank you, good morning. With this deal and Susquehanna here approaching the $250-billion asset mark, just maybe talk to, as that brings on things with advanced approaches, as you organically and potentially want to do other deals in terms of incremental costs, that potentially have to factor into this. And when you start making those preparations or there’s a lot of the systems work you’ve done over the prior years gets you ready for that threshold.

Kelly King - BB&T Corporation - Chairman and CEO

Yes, so, Jason, the $250-billion Basel level is one that’s getting a lot of discussion today, as you know. In fact, the Federal Reserve just recently announced that they have deferred indefinitely any consideration of Basel III events and approaches with regard to secar planning. I don’t know that there will be a push out or deferral in terms of actual execution on Basel advance purchases in general or not, but there could be. In any event, though, we are assuming that the $250 billion is a firm level, and we’ve already started our planning and executing towards being ready for that. We have a Basel III office. We have a very, very experienced Basel III person to lead that. Daryl’s got a work stream working on that, forecaster work stream, others have workstreams. We have a very well thought-out planned strategy in terms of moving towards that.

We get a little leeway until we actually hit it, because until we hit it, we haven’t hit it. And you do have a couple of years after you hit it to be fully compliant, actually three years. And so we’ve got plenty of time, but we are assuming that we’re going to bust through it. But I will tell you, Jason, that when — as we — this one’s fairly easy, $210 [billion] to $220 [billion], maybe $230 billion — $220 billion to $230 billion, but when you really get to where the next couple of years organically, or the next deal is going to take you over, that’s when we do some really serious math in terms of all the cost. And likely, we wouldn’t just slide over if we weren’t — we wouldn’t go from $249 billion to $251 billion. So we’ll assess where we are in terms of our organic strategy of building out that infrastructure. And then, if we have a large acquisition that throws us way over, then we throw it into high gear and we get it moving really, really fast. If not, then we do it on a measured basis and that allows us to manage our cost effectively.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

Jason Goldberg - Barclays Capital - Analyst

Great. And as a follow-up call, (inaudible) looks to be a fairly efficient bank and you’re looking for I think 30% cost saves. Maybe just expand upon in terms of where you think you get the cost saves. I know you touched on some branch consolidations, but it seems like there’s got to be a bit of other stuff in there in order to get you to that figure?

Kelly King - BB&T Corporation - Chairman and CEO

Yes, Jason, we have an itemized list of — every one of our executive team has done a pretty meticulous projection in terms of what staffing they will need, post-acquisition; it’s built up literally by dollar to where know we can hit the 30% number. A meaningful amount comes out of 25 or so closing branches, but there is an awful lot of backroom expenses that go away on a deal like this. We’ve done enough — we’ve got a methodology where we don’t just slag it; we literally go in and look at how many people they have and how their expense structure is. And then we lay it on top of what the combined operation will look like. And we pro forma what the expense structure will look like and we arrive at the level and then we add a conservative factor. So the 30% is based on that calculated build up with a conservative factor.

Jason Goldberg - Barclays Capital - Analyst

Got it. Thank you.

Operator

Gerard Cassidy, RBC.

Gerard Cassidy - RBC Capital Markets - Analyst

Thank you, good morning, guys. Kelly, how is the digital strategy factoring in to these acquisitions? Obviously, today it’s considerably different than when you were very active acquiring before the financial crisis. But with the advent of the smartphone and the use of people accessing their deposit, accessing their accounts through these digital channels, how are you blending that into this strategy of acquisitions?

Kelly King - BB&T Corporation - Chairman and CEO

So Gerard, the whole digital transformation of the industry is — as you know, is very, very interesting, and it is a really, really high priority for us. We are focusing an enormous amount of attention on that. In fact, not very long ago, I took a trip to Australia for several days to focus on some companies that are doing some digital transforming investments. Chris Henson and the group went to London recently, and so we’re doing a lot of work in terms of our digital strategy, which is well-developed, but we are trying to make sure we’re really on top of how it’s moving.

But let me tell what it is and what it’s not. What it is, is the latest advancement in a 50-year paradigm shift. There’s only been one real paradigm shift in my career and beyond, and that is the paradigm shift towards convenience of banking. There are basically only two aspects of banking: one is the relationship, the trust and the other is transactional convenience. Over the years, as you know, Gerard, there’s been lots of stages. The first stage was the drive in branch, and then there was ATMs, and then there was home banking, and then there was debit cards, and now there’s digital banking. And so, all of that is just one more step in the form of how we do transactions with our clients. Really, really important, but it doesn’t change the paradigm.

Importantly, to that point, when you do market research today, young and older clients still tell you, that having access to a good branch is either number one or number two reason they select a bank. So today, we do have to invest in the digital transformational infrastructure, but you’ve really still got to have branches. Anybody that believes today that they can just truncate their branch structure and go all the way to digital banking is making a big mistake, in my humble opinion. Over time, processing activity is changing. There’s less text being written, more debit cards being used, et cetera. That allows Ricky to do a good job in downsizing, right-sizing his staffing and his branches over time.

Over time, you will see less big branches, more hub branches, that kind of thing. But, it’s not a 90-day one to fix. It’s a double decade kind of fix. We think 20 years from now, there will still be branches, but there will be a lot more transactional activity occurring on people’s watches and phones and who knows what else will happen by then. But it’s a big deal for us. We don’t think it changes the fundamental nature of the fact that when you can combine with a really good company of National Penn with 124 branches, now you net down to 100 branches. And over time, you extract the cost savings that are available from more digital transactional activity, it gets to be really good long-term investment and it solidifies your relationship with the clients.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

Gerard Cassidy - RBC Capital Markets - Analyst

I appreciate that. And as a follow-up question, two important markets in Pennsylvania I would guess are Philadelphia and then Bucks County. You mentioned you’ll take a pause. You’ll integrate these transactions that you have recently have done. Is there further interest in trying to build up that market share in Pennsylvania in counties and maybe cities that you’re not in for additional acquisitions down the road?

Kelly King - BB&T Corporation - Chairman and CEO

I don’t want to try to move the market up there, Gerard, in terms of what we will or won’t do, in terms of other acquisitions. But as I said, we are number four in market share today in Pennsylvania with this combination. We have really strong confidence in our ability to grow organically. And, so I would not be sitting around waiting for us to do another acquisition in Pennsylvania anytime soon.

Gerard Cassidy - RBC Capital Markets - Analyst

Thank you.

Operator

Matt Burnell, Wells Fargo Securities.

Matt Burnell - Wells Fargo Securities, LLC - Analyst

Good morning, folks. Daryl, maybe a question for you. It looks like the net interest margin of National Penn is pretty close to yours at this point. So presumably, the transaction doesn’t have a material effect on your margin going forward. But I’m just curious if the acquisition has any effect on your thinking about LCR or has any material effect on your asset sensitivity going forward?

Daryl Bible - BB&T Corporation - CFO

Yes, Matt, I think you made a good assessment on the margin. I think we have very similar margins, and I think that is a good assessment that our margin forecast shouldn’t really change a whole lot with this transaction. As far as the LCR goes, Nat Penn has very high-quality securities, they also have a very large municipal book. We’re going to try to retain as much of that as we can and fit into our credit parameters. So I don’t anticipate any big changes at all in our LCR calculations. I think all of that should come through fairly well. Their deposits are good, high-quality deposits. It will get treated very kindly in the LCR calculations, because of their operating accounts and a lot of transaction accounts. I think all that’s very positive.

Matt Burnell - Wells Fargo Securities, LLC - Analyst

Okay. And Kelly, maybe a question — a follow-up question for you. How long did this transaction percolate before getting announced? And another part of the question is a number of other executives, bank executives have suggested pricing has to be adjusted to a certain extent for potential long-tail considerations when they’re looking at buying other banks. And I’m just curious how you think about that in the context of both the Susquehanna transactions and now this National Penn transaction.

Kelly King - BB&T Corporation - Chairman and CEO

Well, it’s hard to define percolation with regard to mergers. I’ve known Scott for a couple of years, and like I said, we are both involved in the Federal Advisory Council of the Federal Reserve. So we’ve gotten to know each other very well over the past couple of years, because we meet several days every quarter. But, in terms

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

of actually structuring the deal and talking about a deal and all, it’s been over the last 60, 90 days. And but this was a negotiated transaction. I thought Scott was very smart in terms of recognizing that BB&T was in a position to offer share price for his shareholders. And, so there was not a negotiated process; it was a negotiation between us, and we think arrived at a good combination that make sense for all the parties.

In terms of pricing and the long tail, well we haven’t had long tail, so we don’t anticipate a long tail. So, if you were to go into a deal, anticipating that it was going to take you two or three years to do it, I wouldn’t go into it. So unless I felt we could do it within about the one-year timeframe, I wouldn’t go into it, because the implicit price effect then becomes enormous, in my view. Because, when a company is hanging out there a long time, lot’s of not-so-good things happen, sometimes, not always. But, it’s just a risk that would be really, really hard to take.

So, before we announce a proposition, you can rest assured we have been a lot of discussing at every level to make sure that there is a very high probability that we would be able to execute within a reasonable timeframe, not that something couldn’t change. I can’t promise anything. But because if you thought it was a high — a reasonable expectation of a really long tail, trying to price that into a deal would probably make it an unacceptable deal that you couldn’t do, because the seller wouldn’t sell for a price that you discount back because you just thought it would be really big long tail. Okay. Thank you.

Operator

Betsy Graseck, Morgan Stanley.

Andrew Schenker - Morgan Stanley - Analyst

This is Andrew Schenker speaking on behalf of Betsy. So BB&T has been very clear about its acquisition strategy, with 5% to 10% of its asset size and growth each year, which makes sense. But the deal seems a little early, since Susquehanna hasn’t converted yet. Does it matter that Susquehanna hasn’t been converted or fully integrated before getting regulatory approval?

Kelly King - BB&T Corporation - Chairman and CEO

No, not really Andrew. I would say — so, you have to think about the lag effect on these. So when we say 5% to 10% a year, that’s what we end up doing that year. So, we announced like last November, Kentucky and Susquehanna, we’re doing those now. We are announcing this now. It will be done mid-next year, so this is — when you announce it, it’s for the next year deal. So we announced in 2014 the deals that made up our 5% to 10%, which turned out to be 10% in 2015. We’re now announcing about 5% that will be a 2016 deal. There may or may not be another one to take — would take you up to about the 10% level.

But because of the way it’s staggered out, as you know, we’ve already closed and converted Bank of Kentucky; it’s running very smoothly already as a BB&T region. Susquehanna has already closed period and will be converted in November. A lot of the work for the conversion has already been done. It will close pretty naturally then. So by the time you get around to thinking about closing and converting National Penn, we’ll be way down the road, a year down the road with regard to Susquehanna. And the really hard work is up for six months or so, to be honest. Once you get all the planning and programming and the computer integrations and the training, and all that. By the time you get them up and running and converted and opened, 90% of all the hard work is done. Now, the magic is in what Ricky has to do after the conversion, where he goes out and moves that fee income ratio up from 24 to 36 to 44 over a few years. But the actual risk of the transaction is in the first several months, up to nine months or so.

Andrew Schenker - Morgan Stanley - Analyst

Thank you. Thank you for answering my question.

Operator

Vivek Juneja, JPMorgan.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

Vivek Juneja - JPMorgan - Analyst

Kelly and Daryl, when I look your acquisition price and adjust it for the loan mark, you’re paying 2.5 times tangible book. It’s a pretty rich multiple, and I’m not even adjusting for the upfront merger charges. And when I do the math on the EPS accretion dilution, without any — Daryl, with your 100% stock, but with no revenue enhancement, you’re actually 1% dilutive. So you really have to give them all of your revenue enhancements to be able to make this deal breakeven. And why would you do that? Why would you give it all away to the selling shareholder? Why such a rich price?

Daryl Bible - BB&T Corporation - CFO

Hey, Vivek. I’m not sure I agree and follow your calculations on —

Vivek Juneja - JPMorgan - Analyst

Daryl, it’s very simple. It’s just 30% cost savings, it’s CBI and it’s — and that’s how — and it’s shares issued and it’s using projected consensus EPS for National Penn; there’s really nothing more complicated about it.

Daryl Bible - BB&T Corporation - CFO

When we run our models, Vivek, on an all-stock basis, it is accretive about 1%.

Vivek Juneja - JPMorgan - Analyst

But with revenue enhancements.

Daryl Bible - BB&T Corporation - CFO

We did say that we had the fee income going from the mid-20%s to mid-30% over five years. Still well below BB&T’s mid-40%s.

Kelly King - BB&T Corporation - Chairman and CEO

But you should also know that in that same model, it is very conservative in terms of deposit growth and loan growth. So when we run these models, it’s very conservative on fee income. It’s very conservative on loan deposit growth and appropriately conservative with regard to expenses. So listen, we been running these models for a long, long time. You may have different model; that’s okay. But I’m telling you our model is well established, we’ve run it a lot, we back test it as we do deals, and our model is right.

Daryl Bible - BB&T Corporation - CFO

And I’ll get back to the original comments we made at the start of the call, and that you look at it on a percentage of earnings. We’re buying it at 16 times their 2016 earnings. You factor in the cost saves, and that gets you down to 11%, and if you look at the excess capital that they have, because they have over 12% tier one common, you basically are buying it at less than 10 times earnings for that.

Vivek Juneja - JPMorgan - Analyst

Yes, but you’re also taking marks, Daryl, that you have to adjust for. You’re taking an upfront market and you’ve got merger charges, so those also need to be factored in into those numbers. And then that 12% will come down quite a bit in terms of the excess that you have. Kelly and Daryl, the other thing I’d like to get a sense for is buybacks. Since you’ve said you’re on hold for 6 to 12 months, that puts you into first quarter of next year. That means that even next year, the secar, the second half of it, so to speak could — may not happen if you do another deal in six months.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

Kelly King - BB&T Corporation - Chairman and CEO

No, if we do another deal, that may or may not use some of the capital, but assume we don’t do another deal, we can certainly in the back half of the secar period, we can definitely execute on the remaining $410 million.

Daryl Bible - BB&T Corporation - CFO

That’s right.

Operator

Geoffrey Elliott, Autonomous Research.

Geoffrey Elliot - Autonomous Research - Analyst

Hello there, thank you for taking the question. You’ve done several of these $0 billion to $20 billion asset type acquisitions. How do you think about the attractiveness of that size versus something larger?

Kelly King - BB&T Corporation - Chairman and CEO

I’m not really thinking of larger deals today, to be honest. As I’ve said, I think the opportunity set for us is the $5 billion to $20 billion asset size. I’m not really thinking that there’s going to be any real larger deals done, and we’re not planning on any.

Geoffrey Elliot - Autonomous Research - Analyst

When you talk about something larger to cross the $250 billion, are you talking about the high-end of that $5 billion or $20 billion, or are you talking about something that meaningfully bigger?

Kelly King - BB&T Corporation - Chairman and CEO

I’m saying, if we say $240 billion and all that was available was a $10-billion transaction, we probably wouldn’t do it. For 545 and there’s a good 20 or 25 available, we might do it. It just depends on the math. All I’m saying is when you get that close and that really nails you and begins the clock ticking in terms of your three-year period to be fully compliant. Then you could just run the math in terms of how much have you already done in terms of being ready, how much more have you got to do. You would factor that back in and actually build it into the model of the then considered acquisition. And if it worked, it worked. If it didn’t, we would just pass.

Geoffrey Elliot - Autonomous Research - Analyst

Great. Thank you very much.

Operator

It appears we have no further questions in queue at this time.

Alan Greer - BB&T Corporation - IR

Okay. Thank you, everyone, for joining our call and we hope you have a good day.

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AUGUST 18, 2015 / 12:00PM GMT, BBT - BB&T Corp Acquisition of National Penn Bancshares Inc Call

Operator

That does conclude our conference for today. Thank you for your participation.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving National Penn’s and BB&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in National Penn’s and BB&T’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by National Penn shareholders; delay in closing the merger; difficulties and delays in integrating the National Penn business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of National Penn and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF NATIONAL PENN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and National Penn, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About BB&T” and then under the heading “Investor Relations” and then under “BB&T Corporation’s SEC Filings” or from National Penn at www.nationalpennbancshares.com under the heading “SEC Filings” and then under “Documents”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to National Penn Bancshares, Inc., 645 Hamilton Street, Suite 1100, Allentown, PA 18101, Attention: Shareholder Services, Telephone: (610) 861-3983.

National Penn and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn in connection with the proposed merger. Information about the directors and executive officers of National Penn and their ownership of National Penn common stock is set forth in the proxy statement for National Penn’s 2015 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 18, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.